EXHIBIT 21

CHATTEM, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	STATE OR COUNTRY OF INCORPORATION

Chattem (U.K.) Limited	England
HBA Indemnity Insurance, Ltd.	Cayman Islands
Signal Investment & Management Co.	Delaware
SunDex, LLC	Tennessee
Chattem Global Consumer Products Limited	Ireland
Chattem Greece S.A.	Greece
Chattem (Canada) Corp.	Canada
Chattem Canada ULC	Canada
Chattem Canada	Canada
Chattem (Canada) Holdings, Inc.	Delaware
Chattem Peru S.R.L.	Peru